UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

Carbon Black, Inc.

(Name of Subject Company)

Carbon Black, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Eric J. Pyenson

Senior Vice President & General Counsel

Carbon Black, Inc.

1100 Winter Street

Waltham, Massachusetts 02451

(617) 393-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Kenneth J. Gordon, Esq.

James A. Matarese, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2019 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Carbon Black, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Calistoga Merger Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of VMware, Inc., a Delaware corporation (“VMware”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $26.00, net to the seller of such Shares in cash, without interest and subject to any tax withholding required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by VMware and Merger Sub with the SEC on September 6, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2019, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented by inserting immediately before the section “Forward-Looking Statements” a new section as follows:

“Expiration of the Offer; Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City Time, on Monday, October 7, 2019 and were not extended.

The Depositary (as defined in the Offer to Purchase) has indicated that a total of 64,173,721 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.1% of the outstanding Shares. In addition, Notices of Guaranteed Delivery (as defined in the Offer to Purchase) have been delivered with respect to 518,890 Shares, representing approximately .68% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Merger Sub has irrevocably accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, VMware and Merger Sub expect to consummate the Merger on October 8, 2019 pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, in the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and any shares owned by Merger Sub or irrevocably accepted for purchase by Merger Sub in the Offer and Shares held by any Company stockholder who has validly exercised its appraisal rights under the DGCL) will be converted automatically into the right to receive $26.00 in cash, without interest and less any applicable withholding taxes

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(which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On October 8, 2019, VMware issued a press release relating to the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

Exhibit No.	Description

(a)(5)(F)

Joint Press Release issued by VMware and the Company dated October 8, 2019 (incorporated by reference to Exhibit (a)(5)(T) to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed by VMware, Inc. and Calistoga Merger Corp. on October 8, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2019

Carbon Black, Inc.

By:	/s/ Stephen Webber
Name:	Stephen Webber
Title:	Executive Vice President and Chief Financial Officer

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